Exhibit 99.4

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management Discussion & Analysis (MD&A) is management’s view of the Company’s operating and financial data for 2008 and 2007, as well as forward-looking operations and financial estimates.

Actual results will vary from the estimates and the variations may be significant. The risks, uncertainties and other factors that could influence actual results are described under the heading "Business Risks and Uncertainties" below. This discussion is dated March 24, 2009 and should be read in conjunction with the Company’s audited consolidated Financial Statements for the year ended December 31, 2008. Note that those financial statements are the first Austral Pacific Energy Limited financial statements to be prepared in accordance with International Financial Reporting Standards. Until December 31, 2007 the financial statements had been prepared in accordance with Canadian Generally Accepted Accounting Principles (‘Canadian GAAP’).  Canadian GAAP differs in certain respects from IFRS.  Hence the comparative figures have been restated to reflect these differences.

Unless otherwise specified, all dollar amounts described herein are in United States currency.

The MD&A is presented in seven sections:

•

‘Business Description and Strategy’ provides a description of the Company’s operations and strategies;

•

‘Operational and Financial Highlights’ provides a summary of the operations review and financial statement analysis;

•

‘Detailed Financial Analysis’ provides a detailed analysis of the Company’s financial performance by focussing on the income statement, balance sheet and the statement of cash flows that are included within the audited financial statements;

•

‘Selected Quarterly Information’ provides the Company’s key results such as sales and net earnings on a quarterly basis;

•

‘Outlook for 2009’ provides an overview of various projects that the Company is likely to progress in the coming year;

•

‘Critical Accounting Estimates’ provides a discussion of the more significant accounting policies. These are intended to assist investors' understanding regarding the sensitivity of reported financial results to the methods, assumptions and estimates that underlie the preparation of the financial statements in accordance with generally accepted accounting principles; and

•

‘Business Risks and Uncertainties’ provides a discussion of the various business risks that the Company is exposed to and the measures it follows to mitigate these risks.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR, the Canadian securities regulatory administrators’ website, at www.SEDAR.com, or from the Company’s website at www.austral-pacific.com, or will be promptly provided by the Company on request (to security holders without charge). Requests may be made by email, fax, mail or phone, to the Secretary of the Company at the addresses specified in the Company’s Annual Report of which this MD&A forms a part.

Business Description and Strategy

The Company is engaged in oil and gas exploration and production in New Zealand. During 2008 the Company disposed of its interests in Papua New Guinea.

The Company has had a difficult year in 2008. Design modifications caused cost overruns and construction delays in the Cheal production facility during 2007 and combined with lower than anticipated production performance in 2007 and into 2008 resulted in a series of defaults associated with the Company’s loan facility with Investec Bank (Australia) Ltd (“Investec”). During 2008 and early 2009, the Company has continued to operate under a series of “default waivers” extended by Investec, whilst the parties have worked together to find a means to better align the level of debt relative to underlying production performance.

The Company and Investec are working closely to agree a longer term extension to the due date for the Loan Facility. At the time of writing, the due date had been extended to March 31, 2009 whilst discussions continue.

The Group remains reliant on the success of the current discussions with Investec to extend the loan facility beyond the existing expiry date. No commitment has yet been given by Investec to extend the facility. As detailed in the section “Detailed Financial Analysis – Liquidity and Capital Resources”, the directors have concluded that there are reasonable grounds to believe:

•

That Investec will extend or refinance the loan facility; and

•

The Group, with the support of Investec, will be able to pay its operational debts (excluding any Investec loan and interest-related facility repayments) as and when they become due and payable.

Management, in conjunction with the Board, is continuing to review the Group’s business, including recapitalisation options, further asset sales and refinance/extension of debt facilities in conjunction with Investec.

During 2008 the decision was taken to monetise the Company’s PNG assets. A successful negotiation realised a cash sale of all permits, for $8.5 million and subsequently those funds were applied towards reducing the level of debt. Concurrently the high oil prices which characterised the first half of 2008 were proving to be counterproductive for Austral Pacific – production was below the volume for delivery under forward oil sale contracts, and as the price increased so did both the realised and unrealised losses. Delays in drilling the A6 and A7 wells in Cheal, and the commercial failure of A6 exacerbated the problem. Given the extent of the unrealised losses the Company was encouraged to settle its forward oil sale contracts, with the cost (some $17 million) being borrowed from Investec.

Since that time the meltdown in the global financial markets has significantly reduced the Company’s ability to access capital, and with the share price falling to under C$0.05, the level of debt ($16.8 million) is significant. A large write down in the Cheal reserves volumes has compounded the Company’s difficult financial situation, and resulted in a large write-down in the book value of the field. That book value has been calculated on the basis of a zero forward capital spend (and is explained in more detail in the section “Detailed Financial Analysis – Total Expenses – Impairment”). Management expects to undertake well optimization activities (subject to joint venture approval and funding) and, given a stable production operation, hopes to attract additional investment in a two to five well drilling program to expand the field and produce additional reserves.

The probable and possible reserves identified in the Sproule report are, in a geological sense, proximate to existing production wells. Management estimates that less than one third of the total permit area is proximate to the existing wells. There remain, in management’s opinion, additional potential recoverable resources within the overall 7,487 acres of the mining permit.

The Strategic Alternatives Review (announced in September 2008) was initiated “to consider all options available to the company to maximise value for its shareholders". This comprehensive review considered new capital injection as well as asset sales and/or merger proposals.  The execution phase of the review did not identify a credible buyer for either the Company or its assets in what is proving to be a very difficult global economy.

Given its financial position and resources available, the Company moved to the next stage of the plan for the Strategic Alternatives Review and confirmed its commitment to an orderly exit from exploration operations in the Taranaki basin and focus on the optimization and expansion of its primary asset the Cheal field.  Management is working to minimise other exploration permit obligations and seeking expressions of interest from the industry to monetise those assets.

To facilitate this strategic realignment, the Company has embarked on a major restructuring which will result in a sustainable low cost organisation. From early April 2009, the Company expects to have outsourced both its technical and financial functions. Staff numbers will reduce to ~2.5 full time equivalents. The number of Board members is also proposed to be reduced in due course. In addition it is closing the Wellington office and consolidating its operations in New Plymouth.

Sound corporate governance will be maintained, with changes to ensure the Company’s practices are appropriate to the scale of the restructured organisation.  The Company's corporate governance policies can be viewed on our website at www.austral-pacific.com.

Significant Operational and Financial Events (All U.S. dollars)

The significant operating and financial events for the year ended December 31, 2008 included the following:

•

2 wells drilled in the Cheal permit, one being a commercial discovery;

•

Delisting from the American Stock Exchange to reduce compliance costs;

•

Refocus the Company to New Zealand activities which involved divestment of the Company’s interests in Papua New Guinea with the proceeds ($8.5 million) used to reduce debt;

•

Re-entry of the Cardiff well and a test of the K3E zone. However, this failed to produce commercially sustainable volumes;

•

Farm-out of 80% of the D’Urville permit for a full carry of the seismic programme;

•

Receipt of $22.93 million (in cash, services and settlement of previous disputes) from the placement of common shares during the year.

Subsequent to year end, the Company (see Note 31 of the Company’s 2008 audited financial statements):

1.

surrendered the Kahili (PMP 38153) mining permit on March 6, 2009;

2.

initiated a fundamental restructuring of its operations and administration with the objective to underpin a sustainable low cost corporate structure, concentrated on its Cheal Field production asset.

Summary of Financial Results for 2008

YEAR ENDED DECEMBER 31	2008 US$ (AUDITED)	2007 US$ (AUDITED)	2006 US$ (AUDITED)

Sales of oil and gas	11,972,715	7,342,678	911,931
Total expenses	(62,891,052)	(26,927,033)	(15,380,350)
Loss for the year	(43,777,730)	(22,022,331)	(13,028,373)
Per share (basic)	(0.86)	(0.74)	(0.55)
Per share (diluted)	(0.86)	(0.74)	(0.55)
Current assets	4,882,893	19,003,104	9,984,635
Non current assets	3,462,639	41,722,707	25,782,358
Oil and gas capital expenditure	6,272,174	17,739,092	19,598,745
Current liabilities	20,518,294	48,985,852	11,229,569
Non Current liabilities	12,251,558	14,941,940	12,242,103
Total equity/(deficiency)	(24,424,320)	(3,201,981)	12,295,321

Detailed Financial Analysis (All U.S. dollars; figures restated for IFRS)

Production

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5% beneficial interest in the Cheal Oil Field. The Company’s net production in 2008 (all from Cheal) was 119,890 barrels – an overall increase of 27,591 barrels from the 2007 year. A summary of production is as follows:

	YEAR ENDED DECEMBER 31,2008		YEAR ENDED DECEMBER 31,2007
	Oil & Liquids (bbls)	Natural Gas (mscf)	Oil & Liquids (bbls)	Natural Gas (mscf)
New Zealand	119,890	116,443	92,299	75,452

During 2008, oil produced at the Cheal Oil Field was initially transported to the Waihapa Production Station where it was sold to Swift Energy NZ Ltd. However, for the majority of the year, it was transported directly to the Omata Tank Farm and sold to Shell (Petroleum Mining Company Limited).  Gas produced in association with crude oil production was used to generate electricity for plant operations and the excess gas was exported via a pipeline to the Waihapa Production Station for treatment and on-sold under contract to Vector New Zealand Limited from December 2007 until July 2008. However, in July 2008, the operator of the Waihapa Production Station suspended operation of the station due to lack of gas supply from other sources, and in Q4 2008 terminated the gas handling contract with the Company. Currently, all gas produced is consumed in plant operations or by electricity generation for on-site use and exported into the national electricity grid.

The three-pronged focus for the Cheal field outlined in the 2007 MD&A continues to be progressed. Firstly, additional effort has been deployed to bring the existing Cheal wells to their full production capability through well bore optimization; secondly, planning has been progressed for the drilling of additional wells (subject to joint venture approval and funding) within the Cheal mining permit; and thirdly the production operations are being streamlined to reduce the operating costs.

Current production of oil varies between 350-450 barrels per day (100%) from Cheal A and B sites.  Subject to joint venture approval and funding, the fraccing of existing wells and drilling of two new wells at Cheal B, planned for Q2-3 2009, is expected to further increase total production.

An independent report by Sproule International Ltd dated December 31, 2008, estimates 100% of 2P (proved and probable) reserves in Cheal to be 0.563 million BOEs and 3P (proved, probable and possible) to be 1.027 million BOEs.  This represents a significant reduction from 2007 and is driven by a number of factors including reduced forward-looking oil price assumptions; lower oil volumes due to the reduced thickness of the oil bearing reservoir encountered in the Cheal-A6 well in June 2008; and a more conservative recovery factor based on the existing well performance over the past 12 months.

Oil and Gas Revenue

Oil sales increased to $11,773,695 from $7,336,906 in 2007. The increase was attributable to higher prices together with increased production volumes as a result of Cheal being on full permanent production. The average sales price per barrel increased from $80.33 in 2007 to $97.11 in 2008.

Total Expenses

A key challenge for the Company has been to address its Administration expenses. The Company was staffed at levels to enable it to technically develop its exploration permits to a “drill ready” stage and in turn maximise the value of its inventory of exploration projects and create shareholder value. The financial position of the Company has dictated a restructuring to change the way the Company operates.  This change will be more apparent in 2009 as the effect of the downsizing and change in operating structure takes full effect.

Otherwise key to expenditure in 2008 have been the impairment (further explained below) of the Cheal asset ($17,090,797) and higher depletion ($12,891,343) driven by the reduced reserves attributed to Cheal. In addition exploration expenditure incurred in 2007 ($9,374,400) associated with the Cardiff permit (workover and acquisition of an additional 19.8%) were also written off.

Financing costs includes the balance of the loss from the forward oil sales contracts ($8,721,417) and interest and Investec advisor expenditure incurred with the ongoing restructuring of the loan facility (refer Note 19 in the 2008 Financial Statements).

Impairment

The accounting policy for impairment (of non-financial assets) is detailed in Note 3(j)(ii) of the financial statements. The calculation itself is described in more detail in Note 14 of the financial statements, and is repeated below:

Management has determined that the cash generating unit (CGU) for the Group is the New Zealand operations segment, predominately the Cheal production field, being the Group’s only producing field.

As part of its annual impairment analysis, the Group assessed its production assets and production facilities including goodwill for possible impairment.

The assessment for impairment has been determined based on the value in use method as the most appropriate fair value measurement method.  Value in use was determined on the basis of the discounted expected future cash flows based on the group’s plans to continue to produce proved reserves and associated risk adjusted probable reserves (without further capital investment).

At December 31, 2008, the Canadian based Independent Reserves Evaluator’s report resulted in a significant reduction in reserves estimates.  This was driven by a number of factors including lower oil volumes due to the reduced thickness of the oil bearing reservoir encountered in the Cheal A6 well and a more conservative recovery factor based on the existing well performance over the past twelve months.

Expected future cash flows from the sale of these volumes are calculated based on the Group’s best estimate of future oil prices.  Prices for oil used for future cash flow projection are based on the WTI forward curve price of oil.  Management have used the past experience to estimate the required capital and operating expenditure to extract oil, and have adjusted these costs for foreign exchange fluctuations using the spot rate at reporting date, and factored inflation at 3%.

Projected estimates of cash flows from the CGU’s have been determined based on the economic lift of the reserves.  For the Cheal field these projections are based on the expected life ending January 2011.

The discount rate applied to the cash flows is 17% based on the Group’s pre-tax weighted average cost of capital.

The impairment testing undertaken concluded that the fair value is lower than the carrying value of the Cheal CGU and an impairment loss of $17,090,797 was recognised to reduce the carrying value to the estimated value in use of $3,205,094.

Net Loss for the Year

The loss for 2008 was $43,777,730 which was an increase of $21,755,399 from 2007 when the loss was $22,022,331.

The key elements contributing to the $20 million increase can be summarised as:

$m

•

impairment

17

•

depletion

13

•

exploration

8

•

sale of PNG

-8

•

net sales

-4

•

tax benefit

-2

•

other

-4

Net loss per share (basic and diluted) was $0.86 in 2008 compared to $0.74 in 2007.

Cash Flow from Operations

Operating cash outflows before financing and investing were -$15,156,407 in 2008 compared to $598,252 in 2007. The main contributor to the deterioration was the net cost of closing out the forward oil sales contracts and oil sale puts ($16,474,728) (refer note 19 in the 2008 Financial Statements). Higher receipts (driven by a full year of revenue produced at Cheal) were offset by the production and interest costs associated with Cheal.

Capital Expenditure

In 2008 the capital investment of $6,064,973 in ”exploration, evaluation, development and production assets” was all associated with the Cheal asset, including the Cheal A6/7 wells and Cheal production facilities.

Loans and Borrowings

In order to complete the development of the Cheal field (including the acquisition of Arrowhead), the Company put into place a project loan facility of $23,000,000 in December 2006 with Investec Bank. During 2008, this original facility was repaid. However, further funds were advanced to enable the Company to settle the outstanding forward oil sale contracts ($17,847,032) and a guarantee facility related to prepaid gas ($1,339,965). More details are provided in succeeding section and in Note 18 of the financial statements.   The balance outstanding under the facility at December 31, 2008 was $16,792,797.

Liquidity and Capital Resources (Current Assets and Current Liabilities)

As at December 31, 2008, the Company had a working capital (current assets less current liabilities) deficit of $15,635,401 compared to a deficit of $29,982,748 in 2007, a decrease in the working capital deficit of $14,347,347.

Current assets were $4,882,893, including restricted cash on hand of $2,282,109 and accounts receivable of $1,682,440 (principally crude oil debtors and advances to joint ventures). The current liabilities were $20,518,294 – of significance are:

•

The Investec loan facility ($16,792,797) classified as a current liability because of the loan covenant breaches (see below); and

•

Accounts payable of $3,201,615, consisting mainly of the Company’s share of joint operations creditors ($1,163,046) and accrued expenses including the dividend payable on the preferred shares ($1,718,932).

A significant uncertainty exists in relation to the Group’s ability to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business at the amounts stated in the financial report.

Throughout the year the Group has been in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility.   At December 31, 2008, the loan facility amounts to $16,792,797 and is disclosed as a current liability.  Further details in respect of the loan facility with Investec are set out in Note 18 of the financial statements.  Investec has issued various waivers and as at December 31, 2008 a revised repayment date of 31 January 2009 was in place.  On March 12, 2009, the facility due date was extended to March 31, 2009. The Group is currently in discussions with Investec on specific matters in regards to a fundamental restructure of the Group in order for a longer term standstill agreement to be put in place.

There can be no assurance that the restructuring plan will enable the Company and Group to continue in the foreseeable future.  The Group’s cash flow projections under the restructuring plan do not provide for the full repayment of the loan facility to Investec.

The Group remains reliant on the support of Investec through the extension of the loan facility beyond the latest expiry date of March 31, 2009.  No commitment has yet been given by Investec to extend the facility. After taking into account all available information, the directors have concluded that there are reasonable grounds to believe:

•

That Investec will extend or refinance their facility; and

•

The Group, with the support of Investec, will be able to pay its operational debts (excluding any Investec loan and interest-related facility repayments) as and when they become due and payable.

The directors have formed this view based on a number of factors including:

•

Management’s expectation that the Group will be able to meet its ongoing operational commitments assuming:

-

the Group’s on-going production is sustained;

-

oil prices at or about $US45 per barrel;

-

normal Cheal operating expenditure is maintained;

-

very limited non-Cheal expenditure;

-

a restructured and downsized corporate organisation to support only the Cheal centric operations;

•

The expectation that the loan facility will be able to be extended once an acceptable proposal is agreed with lenders; and

•

New capital raised at the corporate level and/or as asset specific financing will be available for any new capital expenditure.

Management, in conjunction with the Board, is continuing to review the Group’s business, including potential asset sales and refinance/extension of debt facilities in conjunction with Investec.

At December 31, 2008, these consolidated financial statements had been prepared on a going concern basis which assumes that the Company and Group will be able to continue in operation for a minimum of two further years.

The non-current assets “Property, Plant and Equipment”, “Exploration, Evaluation, Development and Production Assets” and “Goodwill” have been impaired in the ordinary course of preparing the financial statements to reflect the reduction in proved and risk adjusted probable oil and gas reserves. That value-in-use generated by the impairment calculation (which assumes production of reserves through to January 2011) is therefore reflected in the Statement of Financial Position. However, if the loan facility is not extended beyond March 31, 2009, that value will change but the amount is not able to be quantified.

Furthermore, if the loan facility is not extended beyond March 31, 2009, the Group’s non-current liabilities would be reclassified to current liabilities and certain liabilities increased to reflect the present value of the future liability.  In addition, the Group may have to provide for other liabilities that might arise from any discontinuation of the business.

Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and Statement of Financial Position classification used that would be necessary if the Group was unable to continue as a going concern.  Such adjustments could be material.

Non-Current Assets

The non-current assets reduced from $41,722,707 in 2007 to $3,462,639 – a decrease principally driven by depletion and impairment of the Cheal asset and associated goodwill, discussed in section “Total Expenses” above. In addition the net acquisition costs of IRM (Cardiff interest) $7,663,330 and the costs associated with the Cardiff workover ($1,711,070) were also written off.

Non-Current Liabilities

Non-current liabilities have decreased from $14,941,940 in 2007 to $12,251,558 in 2008.  The borrowings of $9,521,653 continue to reflect the preferred shares issued in 2007 (with the Investec loan facility being classified as a current liability). The main change has been to derecognise the deferred tax liability of $2,372,274 given the extent of accrued tax losses able to be applied to offset any liability that should arise. In addition, the Asset Retirement Obligation has increased to reflect the possible earlier timing of well and facility abandonment given lower Cheal reserves and expectations on timing of other permit obligations.

Shareholders’ Equity

The decrease in Shareholders’ equity of $21,222,342 (from a deficiency of $3,201,981 in 2007 to a deficiency of $24,424,320 in 2008) is attributable to the Net Loss of $43,777,730 partly offset by the issuance of 27,808,990 shares during 2008 for $22,318,660.

Subsidiary Restrictions

Under the Investec loan facility, certain of the Company’s subsidiaries are restricted from transferring funds to the Company until after the Completion Date under that facility agreement, and after that, only where permitted by the covenants of the facility. As those subsidiaries are the group’s only recipients of production revenue at this time, in some circumstances these restrictions may be considered to impair the Company’s ability to meet its obligations. However, management also uses equity raising, farm-out of permit interest (divestment of part of a permit in exchange for a proportionally larger contribution to the project), project financing, and reduction or deferral of commitments to meet or manage the Company’s obligations, and does not anticipate that the restrictions on the distribution of Cheal project revenue will materially affect the Company’s ability to meet the obligations to which it commits.

Contractual Obligations

As at year-end 2008, the Company had various commitments and obligations which are outlined in detail in Note 27 of the Company’s 2008 audited financial statements.

The Company has not entered into any off-balance sheet arrangements that would adversely impact on the Company’s financial position or results of operations.

Potential Legal Proceedings

The Group is not subject to any legal proceedings, and two disputes involving the Group were settled during 2008.  There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Group nor has a material interest adverse to the Group.

As detailed in Note 27 of the Company’s 2008 audited financial statements, at December 31, 2008, the only dispute involving the Group is a dispute regarding the terms of a royalty payment required to be paid by the Group in respect of the Arrowhead interest acquired in the Cheal shallow joint venture.

Internal Control over Financial Reporting

The Company was granted an exemption in December 2008 to use International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as the basis of preparation of its financial statements for the 2008 financial year. In general the Company was competent in the application of IFRS and applied resources to the preparation of and reporting of the Company’s results under IFRS, although certain weaknesses were identified in the design, implementation and operating effectiveness of internal control over financial reporting. Several material audit adjustments did arise on first time adoption of IFRS as a result of transitioning the core reporting from previous Canadian GAAP.  These were related to disclosure omissions and errors which were corrected prior to finalization of the financial statements. Basic processing and transactional accounting functions were in place and operated as designed for most of the year. In the latter part of the financial year a number of controls were not operating effectively around corporate administrative authorizations and accounting reconciliations. Additional controls were implemented over the preparation of the year end financial statements. In respect of both deficiencies, the Company will factor those weaknesses into the design of the new control environment.

Related Party Information

All related party transactions in 2008 were in the normal course of operations. Details of the transactions are provided in Note 26 of the Company’s 2008 audited financial statements:

Selected Quarterly Information (All U.S. dollars)

	Net Revenue Less	Net (loss)/profit for the	Net (loss)/profit	Net (loss)/profit per
	Production Costs	period	per share basic	share diluted
2008
First quarter	1,249,442	(6,553,361)	(0.18)	(0.18)
Second quarter	1,611,389	(2,526,642)	(0.06)	(0.06)
Third quarter	2,531,166	(699,910)	(0.01)	(0.01)
Fourth quarter	2,850,295	(33,997,817)	(0.61)	(0.61)
	8,242,292	(43,777,730)	(0.86)	(0.86)
2007
First quarter	360,425	(2,255,171)	(0.08)	(0.08)
Second quarter	1,014,501	(3,440,457)	(0.11)	(0.11)
Third quarter	1,179,525	(3,722,470)	(0.12)	(0.12)
Fourth quarter	400,524	(12,604,233)	(0.43)	(0.43)
	2,954,975	(22,022,331)	(0.74)	(0.74)

Due to net losses incurred during 2007 and 2008, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

Quarter Ended December 31, 2008

The Company’s share of production from Cheal has generated revenue of $1,474,894 for the quarter ended December 31, 2008. Other significant revenue comprises joint venture recoveries and interest which totaled $182,041 for the quarter.

For the quarter ended December 31, 2008, the Company incurred a net loss of $33,917,817 compared to a net loss of $12,604,233 for the quarter ended December 31, 2007. The increased loss for the December 31, 2008 quarter of $21,393,584 was primarily attributable to:

•

Impairment of the Cheal asset of $17,090,797 in December 2008 as outlined above;

•

Increase in depletion expenses of $10,092,225 driven by the reduced reserves attributed to Cheal;

•

Increase in oil and gas exploration expenditure of $4,617,333 due to the write off of the unsuccessful A6 and A6ST wells and the write off of the Cardiff acquisition and workover costs;

•

The impact of a gross profit decrease (sales less royalties and production costs) of $708,972; and

offset by:

•

Decrease in derivatives expenses of $8,200,800 due to the closing out of the forward oil contracts in Q2 2008 and oil ‘puts’ in Q4 2008;

•

Exchange gain of $1,175,107 relative to the December 31, 2007 exchange loss of $91,961 as a result the relative strengthening of the US to NZ dollar during Q4 2008;

•

Decrease in general and administrative expenses of $1,597,956. This was primarily related to the June 2008 restructuring which resulted in lower staffing levels, and related costs; and

•

Decrease in interest expense of $749,203 due to the repayments of the loan and a reduction in the interest rate charged.

Outlook for 2009

It can be expected, given the Company’s financial position and the global economic crisis, that 2009 will be a difficult and challenging year for the Company. The downsized organization will be fully engaged with:

•

Implementing and operating with a much reduced corporate organization, balancing fit for purpose activities and revised growth strategies with a Cheal-centric focus;

•

Stabilizing the Company’s cash position;

•

Ensuring the ongoing operations of the Cheal Field are managed in a safe and cost effective manner;

•

Identifying the most effective means to optimize production and grow reserves in Cheal;

•

Mitigating or minimizing further expenditure on (or, where possible, monetizing) non-Cheal permits in the most effective way to maximise value for the Company; and

•

Finalising an agreement with Investec to restructure the loan facility to enable further capital injection to ensure a stable financial platform for the Company to develop Cheal and fund future appraisal activities and exploration opportunities;

Critical Accounting Estimates

The Notes to the Company’s 2008 audited financial statements outline the Company’s significant accounting policies. In particular Note 3(c) outlines, in conjunction with the relevant accounting policy, those policies requiring management to make significant judgments, some of which may relate to matters that are inherently uncertain. Inherent within the accounting for oil and gas operations is the application of the successful efforts method of accounting. See Note 3(i)(i) for further explanation of the accounting policy. In addition, and relevant in particular in 2008 is the methodology associated with accounting for Impairment under IFRS. See Note 3(j) and also the description under Note 14 for further details.

Accounting Policies - IFRS adoption

On December 18, 2008 the Alberta Securities Commission (as principal regulator) approved an exemption from preparing financial statements in accordance with Canadian Generally Accepted Accounting Practice (“Canadian GAAP”) for periods ending on or after December 31, 2008 for so long as the Group prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial statements have been prepared in accordance with IFRS.

Further explanation is provided in the Company’s 2008 audited financial statements under Note 3(a) and Note 32.

Financial Instruments and Other Instruments

a)

Incentive Stock Options

Note 24(b) of the Company’s 2008 audited annual financial statements outlines the options outstanding at the end of 2008 and provides a summary of options issued during 2008.

In conjunction with the preferred shares placement (see d below), the Company issued 150,000 share warrants in part payment of broker commission to Morgan Keegan. These warrants are accounted for as options. They are priced at $1.30, with a term of two years from September 30, 2007 (increasing to three years if the Company attains Tier 1 listing on the TSX-V or moves to the Toronto Stock Exchange). As at December 31, 2008, all these warrants remained unexercised.

b)

Share Purchase Warrants

In conjunction with the loan facility entered into with Investec in December 2006, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. These warrants expired in 2008.

c)

Derivatives

The Company has no outstanding derivatives as at December 31, 2008. Note 19 of the annual financial statements provides an overview of derivative actions during 2008.

d)

Preferred Shares

On September 20, 2007 the Company privately placed 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million.

The preferred shares are convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly.

The Company reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008.  However due to the Company’s financial position this agreement did not proceed.

Share Capital

The Statement of Changes in Equity and Note 24 of the annual financial statements outlines the outstanding shares at the end of 2008 and provides a summary of shares issued during 2008.

As at the date of this MD&A, the following voting and equity securities, and securities convertible to equity securities, were outstanding:

SECURITY TYPE	Voting	Convertible
Common Shares	60,225,132
Preferred Shares	7,692,308	7,692,308
Warrants		5,611,180
Options		1,391,667

Business Risks and Uncertainties

The Company is exposed to a number of risk factors primarily related to the Company’s involvement in the exploration, development and production of oil and natural gas, and its present stage of development.

The risks facing the Company are discussed in further detail in the Company's latest Annual Information Form available to view or download at www.sedar.com or the Company's website www.austral-pacific.com

Exploration, Development and Production

The Company’s future oil and natural gas reserves, and production and cash flows to be derived from, are highly dependent on the Company’s success in exploiting its current reserves base and acquiring or discovering additional reserves. There is no assurance that the Company’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas. Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Any development of oil and gas production facilities is subject to risks which may adversely impact on the commercial viability of a project, as the realized revenues from the project may be less than anticipated, and the capital and operating costs may be greater than anticipated.

Drilling hazards can greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells.  These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature decline of or invasion of water into reservoirs, blow-outs, cratering, sour gas releases, fires and spills, insufficient storage or transportation capacity, or other geological, infrastructure and mechanical conditions.  While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, and cash flow and revenue forecasts attempt to realistically estimate production declines, production declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

Environmental Risks and Hazards

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Pro-active management by the Company of environmental concerns can reduce its exposure, and procedures are in place to ensure care is taken in the day-to-day management of the Company’s oil and gas properties. The Company believes that it follows best international oil field practices in this area.

Funding and Going Concern

The reader is referred to Note 2 of the Company’s 2008 audited financial statements together with the ‘fundamental uncertainty’ outlined in the audit report.

Supply and Demand

The operations and earnings of the Company are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources, supply disruptions, weather, international political events, technological advances, restricted access to infrastructure (pipelines, storage, shipping or load-out facilities, etc) and the competitiveness of alternative energy sources or product substitutes.

Oil and Gas Prices

Both oil and natural gas prices are unstable and are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices. Management might elect not to produce from certain wells at lower prices, thereby reducing the volumes produced by the Company.

Reserves

Actual production expenditures, revenues and reserves will likely vary from those estimated, and these variances may be material.  Estimates of oil and gas reserves are interpreted from geological, petrophysical and reservoir engineering data.  Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing and level of development expenditures. The Company’s reserves are evaluated by an independent reservoir engineering firm each year.

Competition

The oil and gas industry is highly competitive.  The Company actively competes for prospect acquisitions, exploration permits and licences, drilling equipment and services, access to production infrastructure, and employment of skilled industry personnel, and for capital to finance such activities, with a substantial number of other oil and gas companies, many of which have significantly greater financial  and personnel resources than the Company.  The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Insurance

The Company’s involvement in the exploration for and development of oil and gas properties may result in  the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards.  Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.

Political and Country Risk

The Company’s operations and related assets are located in New Zealand and (previously) in Papua New Guinea. New Zealand can be considered to be relatively stable in its political, regulatory and economic regimes. Any changes in regulations or shifts in political condition are not likely to be substantial nor will be likely to affect the Company’s business more adversely than others in the industry.

Regulatory Regime

The Company is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties, such as those relating to waste disposal, toxic substances, prices, royalties, environmental protection (including carbon emissions restrictions), occupational health and safety, land access and use, permit conditions, as well as those regulations which relate to all companies operating in the relevant jurisdictions such as relating to corporate governance, taxation, and employment laws.

Management believes that the Company currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties, and also believes that the Company is complying in all material respects with the terms of such licences and permits.  However, the Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments.

Management believes that the Company’s operations comply with all applicable legislation and regulations and that the existence of such legislation and regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

PRESENTATION OF INFORMATION

Austral Pacific Energy Ltd. conducts its operations directly and through subsidiaries. The term "Austral Pacific" or “Company” as used in this document refers to Austral Pacific Energy Ltd. and all its consolidated subsidiaries, unless the context otherwise clearly requires.

All references to daily production are before royalty, unless stated otherwise.

All oil and natural gas reserve information contained in this Management Discussion & Analysis has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (Canada).  The actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this Report. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf : 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually received will equal or exceed the sum of proved plus probable plus possible reserves.

This Management Discussion & Analysis includes statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this MD&A addressing future production, reserve potential, exploration and development activities and other contingencies are forward looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions, and including, but are not limited to, the other risks and uncertainties identified under the subheading “Business Risks and Uncertainties” in this MD&A.